Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

August 1, 2023

VIA EDGAR TRANSMISSION

Mr. David Mathews

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal Trust II (the “Trust”)
Form N-14
File No. 333-272935

Dear Mr. Mathews:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on July 27, 2023, with respect to the Form N-14 regarding the proposed reorganization of the Grizzle Growth ETF (the “Target Fund”) a series of Listed Funds Trust (the “Trust”) into the Grizzle Growth ETF (the “Acquiring Fund”), which is a newly created series of Tidal Trust II (“Tidal Trust”).

For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the filing.

1.	Please provide your response letter at least five business days prior to the effective date.

Response: The Trust will provide the response at least five business days prior to the effective date.

2.	Any comment to one section applies throughout the N-14 as applicable.

Response: Confirmed

3.	With respect to the Q&A regarding whether shareholders need to vote, please supplementally confirm that the written consent approval will meet 1940 Act standards and also how you will monitor ownership levels between now and the operative date to ensure the required vote is obtained.

Response: The Listed Funds Trust’s Declaration of Trust allows for any action taken by shareholders to be taken without a meeting, if shareholders are entitled to cast at least a majority of all of the votes entitled to be cast on the matter (or such larger proportion thereof as shall be required by the 1940 Act or by any express provision of the Declaration of Trust or the Bylaws) consent to the action in writing and such written consents are filed with the records of the meetings of shareholders. Such consent shall be treated for all purposes as a vote taken at a meeting of shareholders. The approval by written consent will comply with this requirement. Similar to what occurs with a shareholder meeting, a record date was set to determine the shareholders entitled to receive the information statement, and a majority of shareholders on that date will have approved the reorganization by written consent.

4.	With respect to the Q&A regarding the purpose of the reorganization, please supplementally provide additional details related to any other business or legal issues that prompted the reorganization. Please provide background on discussions that took place between Toroso, Grizzle, and Cambria with respect to the reorganization. Are there any agreements or understandings between the adviser and sub-advisers that are not reflected in the sub-advisory agreements or other agreements filed on EDGAR,

Response: The Target Fund is not currently profitable and after evaluating the expected ongoing capital needs of the Target Fund and the financials of Grizzle, the decision was made by Grizzle that bringing on partners to help shoulder the ongoing costs of the Target Fund and ensure its continuity would benefit all shareholders. This decision was made given the fact that Grizzle believes the Target Fund offers unique market exposure to investors that cannot be found elsewhere. Grizzle believes keeping the fund open (via the Acquiring Fund) will benefit shareholders due to the past outperformance of the Target Fund on a risk-adjusted basis vs others in its peer group.

Executives from Grizzle, Toroso, and Cambria met during a recent financial services-related podcast. Executives from Cambria and Toroso thought the Target Fund’s investment strategy was unique and solid, and that the Fund could benefit from Cambria’s additional research capabilities and the Tidal ETF platform.

Following discussions, Grizzle, Toroso, and Cambria decided it would be in the best interests of Target Fund shareholders if the three firms partnered to keep the Target Fund operating (via the Acquiring Fund) by sharing ongoing costs and revenues from the Acquiring Fund. The three parties have a verbal understanding that ongoing costs, revenue, and profits from the operations of the Acquiring Fund will essentially be shared 1/3 each on an ongoing basis, which will be formalized in a written ETF Support Agreement. Although the Trust is not a party to the ETF Support Agreement, a form of ETF Support has been filed as an exhibit to the Trust’s registration statement.

5.	Please clarify in the N-14 that Cambria does not have discretionary authority over the Fund and provide additional detail on the research services they will provide. Supplementally please state how this research will benefit the Fund and does it replace services that were previously provided by another party or are these new services?

Response: Cambria does not have discretionary authority over the Acquiring Fund. Cambria’s research services will include sharing Grizzle’s market and stock specific views with Toroso, and Acquiring Fund’s other sub-advisor, Grizzle, on a regular basis. Cambria and Grizzle will also discuss each other’s forward looking expectations around asset classes and economies in an effort to better forecast metrics that drive fund performance. Cambria’s research will benefit the Acquiring Fund because it will now have access to additional research resources from an advisory firm with a long track record of providing outperforming investment solutions to its clients. Cambria’s research services are new services to the Acquiring Fund and will be additive to Grizzle’s current research resources. Shareholders will continue to benefit from the fund management and research resources of Grizzle.

6.	Please expand on Toroso’s oversight of the sub-advisers in the N-14. Supplementally confirm that there are no agreements or understandings that would limit Toroso’s oversight, including its ability to replace the sub-advisers.

Response: The requested disclosure has been added. The Trust supplementally confirms that there are no agreements or understandings that would limit Toroso’s oversight, including its ability to replace the sub-advisers.

7.	In the section incorporating documents by reference, please include the 1933 Act numbers.

Response: The requested disclosure has been added.

8.	Please supplementally describe to the Staff:
a.	How indicators of approval from majority shareholders were obtained, including any outreach.
b.	Were any exemptions from the tender offer rules relied upon in obtaining such indicators, and if so, explain why it was appropriate.
c.	Are there any affiliations or business relationships between the majority shareholders and the Target Fund and its affiliates.
d.	Were there any indicators of approval done by binding voting commitments or similar arrangements.

Response:

a.	In order to get indicators of approval from the majority shareholders, Grizzle reached out to majority shareholders via all available contact methods (phone, email, fax) to propose and obtain the needed consent for the reorganization.

b.	The Trust respectfully notes that a tender offer is not being conducted and therefore no exemption from the tender offer rules were relied upon. The majority shareholders of the Target Fund were not asked to tender their shares back to the Target Fund. Rather they were asked whether they would be in favor of the proposed reorganization whereby they would exchange their Target Fund shares for shares of the Acquiring Fund.

c.	The two portfolio managers of Grizzle, Thomas George and Scott Willis are significant shareholders of the Target Fund. Certain relatives and family members of the portfolio managers are also significant shareholders of the Target Fund.

d.	There were no indicators of approval done by binding voting commitments or similar arrangements.

9.	With respect to the fee table, please supplementally explain how “other expenses” are estimated to be $0 in light of the expenses excluded from the unitary fee.

Response: “Other expenses” are disclosed as 0.00%. The Trust notes that the enumerated excluded expenses from the unitary fee are generally extraordinary in nature (except for brokerage commissions. Per Form N-1A’s instructions regarding “Other Expenses,” extraordinary expenses are excluded from being shown as Other Expenses. Further, as contemplated by Form N-1A, the Fees and Expenses table excludes brokerage commissions. Per required language from Item 3, the prospectus includes the following bolded disclosure: “You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.” (emphasis added).

10.	On Page 5 under the Comparison, please include information on the shareholder notice provided if the investment objective were to be changed.

Response: The requested disclosure has been added.

11.	On Page 6, at the end of the first partial paragraph relating to the overlay process, please update to reflect changes made in response to comments on the 485(a) filing.

Response: The requested disclosure has been added.

12.	Please supplementally advise the Staff if any exemptive orders obtained by the Target Fund will be relied upon by the Acquiring Fund.

Response: The Trust confirms that the Acquiring Fund will not be relying upon any exemptive relief obtained by the Target Fund.

13.	On Page 23, in the second paragraph under “Performance History”, please delete the first sentence.

Response: The requested disclosure has been deleted.

14.	Please update the performance section to include the bar chart.

Response: The requested disclosure has been added.

15.	On Page 26, please state whether there are any material differences in the services provided by the Target Fund’s distributor and the Acquiring Fund’s distributor.

Response: The requested disclosure has been added.

16.	On Page 30, under “Other Alternatives”, please briefly describe the other alternatives considered.

Response: The requested disclosure has been added.

17.	In Exhibit A, please change the reference to Predecessor Fund to Target Fund.

Response: The requested change has been made.

18.	Please advise the Staff if you will file the final tax opinion with the pre-effective amendment or as a post-effective amendment. If as a post-effective amendment, please include the undertaking from the February 15, 1999 Dear Registrant letter.

Response: The final tax opinion will be filed as an exhibit to a post-effective amendment and the undertaking has been added.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7700 (Extension 746) or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael Pellegrino

Michael Pellegrino

General Counsel

Toroso Investments, LLC